Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA  02108

June 19, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn: Ms. Marianne Dobelbower

RE:           Withdrawal of Registration Statement on Form N-14 of Deutsche Target Date Series (the “Registrant”) (File Nos. 333-205061; 811-08606) (CIK: 0000926425)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests the withdrawal of the Registrant’s Registration Statement on Form N-14, File No. 333-205061, originally filed on June 18, 2015 (the “N-14 Registration Statement”) (accession number: 0000088053-15-000640).  The Registrant seeks to withdraw the N-14 Registration Statement because it was filed in error under the wrong submission type.  No securities were sold in connection with the N-14 Registration Statement.  The same document was subsequently filed as Form N-14/A to a previous filing on Form N-14.

Please direct any comments or questions on this filing to Laura McCollum at (617) 295-3681 or to the undersigned at (617) 295-2572.

Very truly yours,

/s/John Millette

John Millette
Secretary